THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

December 15, 2011

John Stickel
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833

Dear Mr. Stickel:

  In response to your letter of comments dated November 18, 2011, please be advised as follows:

General

1.           Again, Starflick.com (the “Company”) is a start-up company and therefore is not a “shell company”.  The registration statement has been revised to state it is a start-up company.  A clear complete statement is contained in the MD&A section.  Because it is a start-up company, language that it has no operations has been deleted.   Accordingly, as set forth in Footnote 172 to SEC Release No. 33-8869, “Contrary to commenters’ concerns, Rule 144(i)(1)(i) was not intended to capture a ‘startup company’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations’.”  The Company is a “start-up” company and accordingly is not a shell company.  If the foregoing legal conclusion is incorrect, please advise me of such in writing.

2.           The registration statement has been revised for consistency as requested.

Summary of Our Offering

Our Business

3.           The information requested has been provided.

4.           The disclosure has been reconciled.

5.           The disclosure has been revised.

6.           The disclosure has been reconciled.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
December 15, 2011
Page 2

7.           The information requested has been provided and revised.

8.           The sentence has been revised to reflect it is a “belief”.

9.           The disclosure requested has been provided.

10.         The information you have requested to have deleted, has been deleted.

Risk Factors

11.         The new risk factor requested has been provided.

12.         “Arbitrary basis” has been deleted.

Management's Discussion and Analysis or Plan of Operation

13.         The information has been reconciled.

14.         The disclosure has been revised.

15.         The disclosure has been substantially revised.

16.         The disclosure has been revised as requested.

17.         The disclosure has been revised as requested.

18.         The disclosure has been revised to state the Company will be fully operational 100 days from the completion of the public offering.  No specific date has been disclosed since all dates are subject to SEC effectiveness.

19.         Preproduction, production and post-production have been defined.

20.         The disclosure has been revised throughout.  The Company will produce on film.  The budget will be $70,000.00.  No additional funds will be needed.

Results of Operations

21.         The figures have been revised.

John Stickel
Securities and Exchange Commission
RE:	Starflick.com
Form S-1 Registration Statement
File No. 333-174833
December 15, 2011
Page 3

Business

22.         Reference to the Blair Witch Project has been deleted.

23.         The disclosure has been revised.

24.         The first two sentence have been revised to state as beliefs.

Certain Transactions

25.         The disclosure has been revised to reflect the amount due Mr. Nagy is $39,534.

Interim Financial Statements

26.         The financial statements have been revised as requested.

Other

27.         A currently dated consent of the auditor has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Starflick.com